February 14, 2020

William Plovanic
Chief Financial Officer
Obalon Therapeutics, Inc.
5421 Avenida Encinas, Suite F
Carlsbad, CA 92008

       Re: Obalon Therapeutics, Inc.
           Registration Statement on Form S-1
           Filed February 7, 2020
           File No. 333-236327

Dear Mr. Plovanic:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Paul Fischer at 202-551-3415 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Life
Sciences
cc:    Shayne Kennedy, Esq.